FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending September 30, 2009.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 28, 2009

BY:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

December 28, 2009

Securities & Exchange Commission

      VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

September 30, 2009

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended September 30, 2009.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at September 30, 2009 and December 31, 2008

(expressed in Canadian dollars)

	Sep 30 2009 $	Dec 31 2008 $

Assets

Current assets
Cash and cash equivalents	2,477,301	642,700
Accounts receivable and subscriptions receivable	38,591	186,993
Prepaid expenses	147,777	12,222

	2,663,669	841,915

Reclamation bond	25,876	25,876

Property, plant and equipment	866,082	889,976

Mineral properties (note 3)	8,229,883	7,797,264

	11,785,510	9,555,031

Liabilities

Current liabilities
Accounts payable and accrued liabilities	256,041	805,064
Future income tax liability	59,412	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
123,585,340 (2008- 107,932,837 common shares)	21,097,773	18,451,320
Obligation to issue shares	-	130,000

Options (note 4)	2,358,357	1,745,590

Warrants (note 4)	1,483,697	941,549

Contributed surplus (note 4)	438,407	438,407

Deficit	(13,908,177)	(12,956,899)

	11,470,057	8,749,967

	11,785,510	9,555,031

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Greg Pendura”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended September 30, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2009 $	3 Months Ended Sept 30, 2008 $	9 Months Ended Sept 30 30, 2009 $	9 Months Ended Sept 30, 2008 $

Expenses
Interest and other income	(371)	(35,462)	(8,623)	(65,534)
Administrative	25,036	14,772	65,485	108,778
Consulting fees	54,000	54,400	162,000	187,400
Depreciation	48,723	51,996	156,030	143,815
Filing fees	15,895	1,957	33,004	21,123
General exploration	38,737	123,237	60,487	183,170
Interest and service charges	956	1,799	2,466	6,832
Professional fees	42,902	7,496	64,102	34,286
Shareholders’ information	55,223	86,902	149,231	428,318
Stock-based compensation	203,577	177,006	612,767	426,310
Transfer agent fees	9,123	6,692	13,578	15,825
Travel and promotion	8,977	15,115	20,691	48,159
Write-down of mineral properties	-	-	-	-

Loss before income taxes	502,778	505,910	1,331,218	1,538,482

Income tax recovery – future income taxes	-	-	-	-
Gain on debt settlement	-		(379,940)	-

Loss/(gain) for the period	502,778	505,910	951,278	1,538,482

Deficit - Beginning of year	13,405,399	13,010,978	12,956,899	11,978,406

Deficit - End of period	13,908,177	13,516,888	13,908,177	13,516,888

Weighted average number of shares outstanding	109,428,029	98,749,857	109,428,029	98,749,857

Basic and diluted loss per share	0.00	0.00	0.01	0.02

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended September 30, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2009 $	3 Months Ended Sept 30, 2008 $	9 Months Ended Sept 30, 2009 $	9 Months Ended Sept 30, 2008 $

Cash flows used in operating activities
Loss for the year	(502,778)	(505,910)	(951,278)	(1,538,482)
Items not affecting cash
Depreciation	48,723	51,996	156,030	143,815
Write-down of mineral properties	-	-	-	-
Stock-based compensation	203,577	177,003	612,767	426,310
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	(18,822)	(71,338)	148,403	(29,552)
Prepaid expenses	(138,121)	18,996	(135,555)	(111,318)
Accounts payable and accrued liabilities	16,210	(114,924)	(619,611)	(299,265)

	(391,211)	(444,177)	(789,244)	(1,408,492)

Cash flows from financing activities
Proceeds from issuance of private placement and options	2,866,501	90,000	3,233,001	285,000
Share issue cost	(164,900)	-	(168,400)	-
Proceeds from settlement of debt and other	29,000		124,000	-

	2,730,601	90,000	3,188,601	285,000

Cash flows used in investing activities		(26,314)
Purchase of equipment	(237,713)	(5,000)	(432,620)	(194,560)
Funds on deposit	-	(40,000)	-	(5,000)
Mineral property acquisition	(131,760)	(1,029,239)	(132,136)	(40,000)
Mineral property (cost) recoveries	-		-	(2,253,874)

	(369,473)	(1,100,553)	(564,756)	(2,493,434)

Increase in cash and cash equivalents	1,969,917	(1,454,730)	1,834,601	(3,616,926)

Cash and cash equivalents - Beginning of year	507,384	1,989,738	642,700	4,151,934

Cash and cash equivalents - End of year	2,477,301	535,008	2,477,301	535,008

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	100,000	-	100,000	-
Shares issued for agent issue costs	-	-	35,000	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of its mineral interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of Company to recover the costs it has incurred to date on these properties is dependant upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the properties.  The Company is in the development stage with no major source of operating revenue and is dependant upon equity financing to maintain its current operations.

At September 30, 2009, the company has working capital of $2,348,216. As is typical for a development stage company, the company has incurred losses in prior periods resulting in an accumulated deficit of $13,908,177.  The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge liabilities in the normal course of business.  The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2

Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2008.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Significant accounting policies continued.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted the following three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(i) Capital Disclosures (Section 1535)

This standard requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder’s equity.  The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets.  There were no changes to in the Company’s capital management approach during the nine months ended September 30, 2009.  The Company is not currently subject to externally imposed capital requirements.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are    summarized below:

(a)

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at September 30, 2009, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

(b)

Market risk: interest rate risk

The Company’s exposure to interest rate risk on its cash, cash equivalents and short-term investments, is minimized as all instruments are for short terms.

(c)

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

(expressed in Canadian dollars)

4

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2008	1,377,476	3,392,538	4,770,014
Expenditures	-	431,796	431,796
Balance – September 30, 2009	1,377,476	3,824,334	5,201,810

Blu Starr
Balance - December 31, 2008	812,306	745,326	1,557,632
Expenditures	-	3,252	3,252
Balance – September 30, 2009	812,306	748,578	1,560,884

McAllister
Balance - December 31, 2008	-	8,567	8,567
Expenditures	-	1,068	1,068
Balance – September 30, 2009	-	9,635	9,635

New Shoshoni Claims
Balance - December 31, 2008	134,000	1,179,247	1,313,247
Acquisition costs	-	-	-
Recovery of Expenditures	-	(93,807)	(93,807)
Expenditures	-	1,000	1,000
Balance – September 30, 2009	134,000	1,086,440	1,220,440

Group of Four Claims
Balance - December 31, 2008	137,500	10,304	147,804
Expenditures	-	10,310	10,310
Balance – September 30, 2009	137,500	20,614	158,114

Ron Gold Property
Balance - December 31, 2008	-	-	-
Expenditures	79,000	-	79,000
Balance – September 30, 2009	79,000	-	79,000

Total mineral properties - December 31, 2008	2,461,282	5,335,982	7,797,264

Total mineral properties – September 30, 2009	2,540,282	5,689,601	8,229,883

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

5

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2008	107,932,837	18,451,320

Capital stock issued
Shares issued for property	100,000	29,000
Shares issued for cash	14,517,503	3,233,001
Shares issued for debt	1,000,000	95,000
Shares issue costs	35,000	(168,400)
Warrants – fair value	-	(542,148)
Income tax effect - renounced flow through expenditures	-	-

Balance – September 30, 2009	123,585,340	21,097,773

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2008	1,745,590	941,549	438,407

Stock based compensation	612,767	542,148	-

Balance – September 30, 2009	2,358,357	1,483,697	438,407

Options

The company has a fixed stock option. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 22,250,000 common shares (previously 20,250,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.  Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	4,395,000	$0.14
Exercised	(310,000)	$0.10
Expired	(1,400,000)	$0.10
Options outstanding – September 30, 2009	19,540,000	$0.16

Options exercisable – September 30, 2009	14,915,000	$0.15

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2009	2008

Expected dividend yield	Nil	nil
Average risk-free interest rate	1.97%	3.40%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.38	6,830,003
Exercised during year		$0.20	(4,177,500)

Warrants outstanding – September 30, 2009		$0.42	21,089,015

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Related party transactions

a)

Included in accounts payable and accrued liabilities is $5,316 (2008 - $52,015) due to directors and organizations controlled by directors, and $nil (2008 - $15,795) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $162,000 (2008 - $162,400) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $20,206 (2008 - $108,000) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the original claim dated December 27, 2006.  The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007.  There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253.  Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA.  The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property.  Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2009

 (expressed in Canadian dollars)

Subsequent event

The Company has received $454,000 from the exercise of warrants that were to expire on October 31, 2009. These funds will be used for ongoing general administrative purposes.

On November 3, 2009 the Company entered into an Option to Purchase Agreement with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totaling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in southeastern British Columbia including Anglo’s Kenville Gold Mine.

On November 12, 2009 the Company announced the addition of Thomas J. Obradovich to its board of directors effective immediately. The current Board is delighted that Mr. Obradovich has joined our board of directors as his knowledge and experience within the mining sector are invaluable in providing direction and support as Anglo Swiss further develops the Nelson Mining Camp.

The Company granted 2,100,000 to directors, officers and employees in November of 2009 at $0.28 and $0.30 as per  the 2009 Stock Option Plan.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Nine Month Period Ended September 30, 2009

DATED November 26, 2009

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Frankfurt Exchange in Germany under the trading symbol “AMO.F”.

Anglo Swiss is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended September 30, 2009, Anglo Swiss has been primarily engaged in the renewed exploration of the Nelson Mining Camp (metals) and the Fry Inlet property (diamonds).

This MD&A is dated November 26, 2009 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2008 and related notes attached thereto (the “2008 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Nelson Mining Camp

In the third quarter of 2009 and continuing into the early part of the fourth quarter the Company aggressively expanded its properties contiguous to the south of the Kenville Mine property. The Nelson Mining Camp know consists of 3,411 hectares trending 8 kilometres to the south. There were three property acquisitions, the White Claim (100%), The Ron Gold Property (option for 60%) and the Referendum Gold Property (option for 100%.

The Nelson Mining Camp is now host to the Company’s 100% owned Kenville Gold Mine plus an additional four historic producing underground mines, numerous surface adits and old workings. The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp in November of 2009.

The exploration programs over the 18 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals at depth and to expand upon the current gold resources.  An airborne VTEM geophysical survey was initiated on November 24, 2009 which will cover the entire property and assist in the targeting of deeper potential mineralized bodies and assist in delineating the extent of the known mineralized systems.

Extensive exploration work will be soon underway on a 12,400 metre underground drill program with the recent issuance of an Underground Drilling Permit by the British Columbia Ministry of Energy Mines and Petroleum Resources.

A surface diamond-drilling program has been designed to explore the potential of the proposed Deeps.  Drilling is expected to commence in December 2009. The Deeps are believed to be the possible conduits or sources for the auriferous mineralization found in the Nelson Mining Camp.   Numerous higher-grade gold veins are believed to plunge to the south; parallel to the underlying strike of the regional, Silver King Shear zone.

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the most developed asset of the Company, with 385.82 hectares of staked mineral claims and 201.88 hectares of Crown granted mineral claims plus four- fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new crushing facility initiated in 2008 with completion scheduled in 2010, assay laboratory, maintenance and repair shop, geological office and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the milling circuit.

Mineral Resource Estimates

The Company provides the following complete statement for its gold resource estimates for the  257 Level of the seven level Kenville Gold Mine:The Company releases its mineral resource statement as of July 22, 2009, which has been estimated by Mr. Munroe and is documented in the Munroe Report.

---------------------------------------------------------------------------------------------------------------------

Deposit  257 Level Mineral Resource

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Measured	3,312	0.92	3,377	31.71	105,044
Indicated	21,312	0.55	12,912	18.84	401,598
Total	24,624	0.66*	16,289	20.58*	506,642

*Average

The measured and indicated values on the above table were derived from the current assay data developed in the 2008/2009 assay program for the 257 Level. All values were from the double lab process and no historical data was used to obtain these values.

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Inferred	522,321	0.68	356,949	23.01	12,016,536

All inferred blocks require re-estimation using proximate sampling and assay data before any economic analysis, and it is likely that significant variations in inferred block grades will occur on re-examination.

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 Level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck. The company completed a full rehabilitation of the 257 Level and the rail system in 2009 and will complete the 275 Level in 2010. The company will also be processing the extensive waste rock material in the surface waste dumps from previous production years which are located at surface.

Kenville Mine Property - Aggregate Resource

The Company filed a 43-101 compliant Technical Report by Munroe Geological Services Ltd  stating that in excess of 16.5 million tonnes of surface sand and gravel has been identified on a portion of the Company’s 100% owned Kenville Gold Mine property located near Nelson in south-eastern British Columbia.

The measured resource of the sand and gravel, which can be processed into aggregate product for industrial and commercial uses, sells between $15 and $18 per tonne. The measured aggregate potential overlays a small portion of our gold exploration area on one of the crown granted mineral claims.

The White Claim (August 10, 2009)

The Company has acquired the surface and under-surface rights to a property known as the White Claim. This property is approximately 21 hectares in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property.  The White Claim has an established history of vein systems that may extend the potential of the Kenville Gold Mine property’s known vein structure.

The Ron Gold Group (September 24, 2009)

The Company entered into an Option/Joint Venture Agreement (the “Agreement”) with Klondike Gold Corp. (“Klondike”) wherein Anglo will earn up to a 60% interest in the Klondike’s Ron Gold property.

The Ron Gold Property consists of 37 contiguous staked mineral claims and one crown granted mineral claim covering 1,492 hectares.  Consideration from Anglo consists of paying $200,000, issuing 100,000 Anglo shares and incurring up to $650,000 in exploration expenditures by the 4th anniversary of this Agreement.  This Agreement is subject to an underlying agreement with an arm’s length party that comes with a 2% net smelter return royalty (the “Original Royalty Interest”).  Anglo may at any time purchase three-quarters (1.5%) of the Original Royalty Interest from the holder of the Original Royalty Interest for $500,000.  Klondike also holds an additional royalty equal to 1% of net smelter returns (the “Second Royalty Interest”).  Anglo may at any time purchase 100% of the Second Royalty Interest from Klondike for $500,000.

Upon completion of the 60% earn-in, a joint venture will be formed between the Anglo and Klondike.

The Referendum Gold Property (November 3, 2009)

The Company entered into an Option to Purchase Agreement with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totalling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia including Anglo’s Kenville Gold Mine.

Northwest Territories Fry Inlet Property (Optioned)

Fry Inlet Diamond Property At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

The Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program tested in 2007.

Results of Operations – Nine Months Ended September 30, 2009

At September 30, 2009 the Kenville property is carried at $5,201,810 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $866,082 for a total of $6,067,892 ($5,659,990 at December 31, 2008). The Company has continued its rehabilitation of the Crushing facility at the Kenville Mine property as it prepares to enter the aggregate business in the immediate area through its wholly owned subsidiary “Kenville Sand & Gravel Inc.”  During the first nine months $431,796 was expended on the crushing facility and on the Kenville property in preparation for the upcoming geophysical and underground and surface drill programs which are scheduled to start in November  and December of 2009.

The Fry Inlet property incurred NIL $’s in expenditures. The Company has received approval of its Assessment Report for the 2006/2007 explorations seasons in July of 2009 and has expended

$1,220,440 after a rebate of $93,807 in work credits returned due to the filing of the Assessment report.

The Company is required to expend an additional $1,800,000 in exploration expenditures in relation to maintaining the Option Joint Venture Agreement with New Shoshoni Ventures by September 2010. The Company is currently evaluating its position in the diamond resource sector. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at September 30, 2009 were $2,477,301 compared to $535,008 at September 30, 2008 and $642,700 at December 31, 2008. The majority of the expenses incurred were on the Kenville Mine property in both exploration activities and expansion of the Crushing facility.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	(Net Loss)	Basic and Diluted Loss per Share
3rd Quarter 2009	$11,785,510	$8,229,883	$2,348,216	NIL	($502,778)	(0.00)
2nd Quarter 2009	$9,337,900	$7,992,170	$296,978	NIL	($495,697)	(0.00)
1st Quarter 2009	$9,526,506	$7,837,315	$617,773	NIL	$47,197	(0.00)
4th Quarter 2008	$9,555,031	$7,797,264	$36,851	NIL	($487,990)	(0.01)
3rd Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.00)
2nd Quarter 2008	$8,945,015	$5,811,083	$1,939,646	NIL	($613,680)	(0.00)
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.01)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)

Third Quarter Ended September 30, 2009

During Q3 of 2009, Anglo Swiss sustained a loss of $502,778 the loss for the similar period in 2008 was $505,910. This included the non-cash stock based compensation charge of $203,577 ($177,237 Q3-2008) and depreciation charge of $48,723 ($51,996 Q3-2008) of the Kenville Crushing facility which would reduce the third quarter (cash) loss to $250,478 comparable to the same period in 2008 of $276,908. The largest cash components attributed to the current quarter are  the ongoing daily administration, consulting and shareholders information expenses.  These expenses reflect the activities of  the Company’s daily affairs in Q3 of 2009. The Company completed one brokered private placement  in Q3 2009 for $2,100,000 and received $766,501 from the exercise of warrants in the three month period.

Professional fees increased significantly in this current 3 month period to $42,902 for the third quarter of 2009 compared to $7,495 for the same period in 2008 due to the increased activities on the Kenville Mine property for geophysical and base line water studies. Shareholders information was less at $55,233 for Q3 2009 and $86,902 for the same period in 2008.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $2,348,216 at September 30, 2009 the Company does  have sufficient capital to meet its ongoing corporate obligations and fund its exploration programs well into 2010 on the Nelson Mining Camp. The Company will require additional financing to further exploration of the Fry Inlet property if it continues with the Option Agreement and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company has as a subsequent event received $454,000 from the exercise of warrants in October of 2009. These funds are for general working capital and will be utilized for the ongoing affairs of the Company.

The Company has work commitments for capital expenditures of $1,800,000 from the New Shoshoni Option and Joint Venture Agreement due by September of 2010 if it wishes to maintain its option to purchase an interest in the diamond property. The Company will also have to make additional cash payments due in 2010 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At September 30, 2009 Anglo Swiss had paid up capital of $21,097,773, representing 123,585,340 common shares without par value, and a deficit of $13,908,177 resulting in a shareholder’s equity (or net assets) of $11,470,057 (December 31, 2008 - $8,749,967).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement in the first quarter of 2009 for $333,000 by the issuance of 3,333,000 units at a price of 10 cents per unit. Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at a price of 15 cents for a period of two years from the closing date.  Options were also exercised for proceeds of $31,000. The Company has as a subsequent event received $735,500 from the exercise of warrants in July and August of 2009. These funds are flow through in nature and will be utilized for exploration of the Kenville Mine property with the expenditures being renounced to the original warrant holders.

The Company entered into an agreement with Kingsdale Capital Markets Inc. of Toronto (“Kingsdale”), whereby Kingsdale acted as agent for the Company and sold by private placement, 7,000,0000 units of the Company (the “Units”) at $0.30 per Unit, for gross proceeds of $2,100,000. Each Unit consisted of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant is exercisable for a period of two years at an exercise price of $0.60 per Share.

 The Company has as a subsequent event received $454,000 from the exercise of warrants in October of 2009. These funds are for general working capital and will be utilized for the ongoing affairs of the Company.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

Legal Status Kenville Property

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they claimed to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006. An additional identical suit was served in November of 2007, both suits are considered by management to be nuisance suits;  and are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before an audit could determine whether the Optionees are entitled to exercise the option by an audit of their records. Any claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and could not produce any valid records of expenditures and the audit was completed with no evidence that $700,000 in expenditures had been achieved.  Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for September 30, 2009 and the audited year end statements at December 31, 2008; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at September 30, 2009 there are 123,585,340 common shares issued and outstanding.  As at September 30, 2009 the following options and share purchase warrants are outstanding:

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	4,395,000	$0.14
Exercised	(310,000)	$0.10
Expired	(1,400,000)	$0.10
Options outstanding – September 30, 2009	19,540,000	$0.16

Options exercisable – September 30, 2009	14,915,000	$0.15

Warrants

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.38	6,830,003
Exercised during year		$0.20	(4,177,500)

Warrants outstanding – September 30, 2009		$0.42	21,089,015

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Related party transactions

a) Included in accounts payable and accrued liabilities is $5,316 (2008 - $52,015) due to directors and organizations controlled by directors, and $nil (2008 - $15,795) due to a law firm in which an officer of the company is a partner.

b) The company incurred consulting fees of $162,000 (2008 - $162,400) for management services provided by directors or officers or organizations controlled by such parties.

c) The Company incurred fees of $20,206 (2008 - $108,000) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of September 30, 2009, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and

Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

National Instrument 58-101 Disclosure of Corporate Governance Practices

1. Board of Directors

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and to oversee and provide direction to management of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation satisfies its obligations on an ongoing basis. In overseeing the conduct of the business, the Board, through the President, shall set the standards of conduct for the Corporation.

The Board is comprised of six directors, Len Danard, Leroy Wolbaum, Chris Robbins, Edward J Nunn, Greg Pendura and Mr. Thomas J Obradovich. Four of the members of the Board, Leroy Wolbaum, Edward J Nunn, Greg Pendura and Thomas J Obradovich are independent directors. Len Danard, President and CEO and Chris Robbins, Vice President are not independent members of the Board as they are considered to have a material relationship with the Corporation by virtue of their positions as officers of the Corporation.

There are no restrictions on members of the Board acting as officers or directors of other public or private companies. At the time of this report, Leroy Wolbaum and Greg Pendura are serving as directors or officers of other reporting issuers.

2. Legal Requirements

The Board has the responsibility to ensure that legal obligations of the Corporation have been met and that the documents and records of the Corporation have been properly prepared, approved and maintained. The Board also has the legal responsibilities to:

a. manage the business and affairs of the Corporation;

b. act honesty and in good faith with a view to the best interests of the Corporation;

c. exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances; and

d. act in accordance with the provisions specified under the Business Corporations Act (British Columbia) and the regulations thereto, applicable securities legislations, other applicable legislation, regulations, and the terms of the Corporation's By-Laws.

The Board also has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

a. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b. the filling of a vacancy on the Board or in the office of auditor;

c. the issuance of securities;

d. the declaration of dividends;

e. the purchase, redemption or any other form of acquisition of outstanding shares of the Corporation;

f. the payment of a commission to any person in consideration for purchasing or agreeing to purchase shares of the Corporation directly from the Corporation, or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g. the approval of management proxy circulars;

h. the approval of any take-over bid circular or director's circular;

i. the approval of financial statements of the Corporation;

j. the adoption, amendment or repeal of the Articles or By-Laws of the Corporation;

k. the approval of all press releases prior to dissemination to the public; and

l. the approval of all presentation or marketing materials.

3. Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for new directors. However, directors are provided with access to documents from external regulatory authorities relating to the responsibilities of directors.

4. Ethical Business Conduct

The Board is of the view that the fiduciary duties and restrictions placed upon individual directors by applicable laws as they relate to participation on Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and at all times acts in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board does not have a nominating committee and these functions are currently performed collectively by the Board.

6. Committees and Compensation

The Board does not have a compensation committee at this time and no compensation is paid to any directors of the Corporation in that role. The Audit Committee is comprised of Leroy Wolbaum (Chairman), Len Danard and Greg Pendura.

7. Assessments

The contribution and effectiveness of the Board are evaluated on an informal basis through discussions amongst Board members.

Subsequent Events to September 30, 2009

The Company has received $454,000 from the exercise of warrants that were to expire on October 31, 2009. These funds will be used for ongoing general administrative purposes.

On November 3, 2009 the Company entered into an Option to Purchase Agreement with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totalling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia including Anglo’s Kenville Gold Mine.

On November 12, 2009 the Company announced the addition of Thomas J. Obradovich to its board of directors effective immediately. The current Board is delighted that Mr. Obradovich has joined our board of directors as his knowledge and experience within the mining sector are invaluable in providing direction and support as Anglo Swiss further develops the Nelson Mining Camp.

The Company granted 2,100,000 to directors, officers and employees in November of 2009 at $0.28 and $0.30 as per  the 2009 Stock Option Plan.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED November 26, 2009

“LEN DANARD”

Len Danard, President & CEO

Cautionary Statement

Forward-Looking Information

This Interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Interim MD&A.